Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Share Dividends Calculation

	Three months Ended March 31, 2004	Three months Ended March 31, 2003	Fiscal year ended December 31
			2003	2002	2001	2000	1999
Earnings per Financial Statements	446,825	247,444	1,417,482	76,549	(146,414)	542,982	364,963
Add (deduct):
Provision for income taxes	122,541	52,430	278,347	(115,688)	(90,951)	93,908	28,684
Fixed charges	50,522	52,012	205,758	215,161	219,849	242,783	126,138

Earnings for Computation	619,888	351,886	1,901,587	176,022	(17,516)	879,673	519,785

Fixed Charges
Interest Expense	44,272	44,929	177,425	193,494	199,182	221,450	105,138
One third of payments under operating leases	6,250	7,083	28,333	21,667	20,667	21,333	21,000

Total Fixed Charges	50,522	52,012	205,758	215,161	219,849	242,783	126,138

Ratio of Earnings to Fixed Charges	12.3	6.8	9.2	(1)	(2)	3.6	4.1

Preferred Share Dividends	11,336	6,415	36,009	25,662	25,594	18,391	—

Total Fixed Charges and Preferred Share Dividends	61,858	58,427	241,767	240,823	245,443	261,174	126,138

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	10.0	6.0	7.9	(1)	(2)	3.4	4.1

(1)	Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $39 million and combined fixed charges and preferred share dividends by $65 million.
(2)	Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $237 million and combined fixed charges and preferred share dividends by $263 million.